Exhibit 99.1

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE ANNOUNCES

FIRST QUARTER 2008 RESULTS

SHANGHAI, PRC — May 15, 2008 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or the “Company”), one of China’s leading online game developers and operators, announced today its unaudited financial results for the first quarter ended March 31, 2008.

First Quarter 2008 Highlights:

•	Net revenue was RMB471.6 million (US$67.3 million), an increase of 48.7% over the first quarter 2007 and an increase of 8.5% over the fourth quarter 2007.

•

Gross profit was RMB420.8 million (US$60.0 million), an increase of 45.5% over the first quarter 2007 and an increase of 12.9% over the fourth quarter 2007. Gross profit margin for the first quarter 2008 was 89.2%.

•

Net income was RMB338.7 million (US$48.3 million), an increase of 36.5% over the first quarter 2007 and an increase of 1.5% over the fourth quarter 2007. Net income margin for the first quarter 2008 was 71.8%. Net income grew at a slower rate than net revenue mainly due to the occurrence of income tax expenses in the first quarter 2008.

•

Non-GAAP net income excluding non-cash share-based compensation for the first quarter 2008 was RMB350.8 million (US$50.0 million), an increase of 40.0% over the first quarter 2007 and 1.0% over the fourth quarter 2007. Non-GAAP net income margin excluding non-cash share-based compensation was 74.4%.

•	Net income per American Depositary Share (“ADS”) was RMB1.38 (US$0.20), compared to RMB1.24 for the first quarter 2007 and RMB1.39 for the fourth quarter 2007. Each ADS represents one ordinary share.

•	Non-GAAP net income excluding non-cash share-based compensation per ADS was RMB1.43 (US$0.20), compared to RMB1.25 for the first quarter 2007 and RMB1.44 for the fourth quarter 2007.

•	Active Paying Accounts (“APA”) for online games[1] in the first quarter 2008 reached 1,447,000, an increase of 46.7% from the first quarter 2007 and an increase of 3.0% from the fourth quarter 2007.

•	Average Revenue Per User (“ARPU”) for online games[1] was RMB325.1, an increase of 1.7% from the first quarter 2007 and an increase of 5.3% from the fourth quarter 2007.

•	Average Concurrent Users (“ACU”) for online games[1] was 546,000, an increase of 21.4% from the first quarter 2007 and an increase of 6.8% from the fourth quarter 2007.

•	Peak Concurrent Users (“PCU”) for online games[1] was 1,646,000, an increase of 88.4% from the first quarter 2007 and an increase of 67.4% from the fourth quarter 2007.

Mr. Yuzhu Shi, Giant Interactive Chairman and Chief Executive Officer commented, “Our growth in the first quarter 2008 was driven by the addition of offline interactive community features and by our sales and marketing expansion efforts. Throughout the first

[1]	Online games include ZT Online, ZT Online PTP and Giant Online.

FOR IMMEDIATE RELEASE

quarter, we witnessed positive reactions to ZT Online’s ‘Neighboring Friends’ expansion pack, which completed roll out in January and is aimed at increasing interactivity among players, which in turn enhances the stickiness of the in-game community. This expansion pack played an integral role in increasing the popularity of ZT Online, which reached a record high of over 1.5 million peak concurrent users on March 1, 2008. These achievements are a testimony to our gamer-first ideology and the continued growth momentum of our flagship game. In addition, our newly self-developed game, Giant Online, was launched into open beta testing on March 28, 2008, garnering a very encouraging market response, attaining a PCU of over 237,000 within the first 24 hours of launch. This mark surpassed even that of ZT Online, following its launch into open beta in April 2006. The success of both of these self-developed games in the first quarter can be attributed to our strong R&D capabilities, focused strategy and innovative community-building efforts; our team is dedicated to providing constant enhancements to game content in order to match our players’ evolving preferences. Finally, during the quarter, we continued to expand our nationwide marketing and distribution network in order to support our advertising campaigns and initiatives to continue to grow our player base.”

First Quarter 2008 Unaudited Financial Results

Net revenues. Net revenues for the first quarter 2008 were RMB471.6 million (US$67.3 million), representing an 8.5% increase compared to RMB434.8 million in the fourth quarter 2007, and a 48.7% increase compared to RMB317.2 million in the first quarter 2007.

Online game net revenues were RMB470.2 million (US$67.1 million), an increase of 8.5% from RMB433.6 million in the fourth quarter 2007, and an increase of 49.1% from RMB315.3 million in the first quarter 2007. The sequential rise in online game net revenues was primarily attributable to the strong performance achieved by ZT Online, supported by the newly launched “Neighboring Friends” expansion pack.

APA for online games1 in the first quarter 2008 grew by 3.0% from the fourth quarter 2007 and by 46.7% over the first quarter 2007. ARPU for online games1 in the first quarter 2008 increased 5.3% from the fourth quarter 2007 and 1.7% over the first quarter 2007. ACU for online games1 in the first quarter 2008 increased 6.8% over the fourth quarter 2007 and 21.4% over the first quarter 2007. PCU for online games1 in the first quarter 2008 showed an increase of 67.4% from the fourth quarter 2007 and an increase of 88.4% over the first quarter 2007. The year-over-year increases resulted from the success of our online games, namely ZT Online, which continues to attract new players through constant updates and expansion packs, allowing for increased interactivity among players, which encourages community cohesion.

Cost of Services. Cost of services was RMB50.8 million (US$7.2 million), representing an 81.5% increase over the same period last year, and a decrease of 18.1% from the fourth quarter 2007. The quarter-over-quarter decrease in cost of services was mainly due to a RMB6.7 million decline in business taxes, following a one-time rise in business tax in the fourth quarter 2007 due to distributors boosting their prepayments for stocking of prepaid game cards at year end. Our continuous focus on efficiency and stringent cost controls also contributed to the decrease in cost of services. The year-over-year increase in cost of services was a result of the expansion of our business, including the purchase of additional servers to provide better service and performance for current game players and the expansion of our infrastructure capabilities for the launch of both ZT Online expansion packs and Giant Online.

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Gross Profit and Gross Margin. Gross profit increased sequentially by RMB48.0 million and year-over-year by RMB131.6 million to RMB420.8 million (US$60.0 million). Gross margin for the first quarter 2008 was 89.2%, down slightly from 91.2% in the first quarter 2007 and an increase of 3.5% over the fourth quarter 2007. The increase in gross margin quarter-over-quarter was mainly due to the decrease in cost of services and the continuous rise in our revenue.

Operating Expenses. Total operating expenses of RMB99.8 million (US$14.2 million) represented an increase of 6.3% from RMB93.9 million in the fourth quarter 2007, and an increase of 139.5% from RMB41.7 million in the first quarter 2007. The sequential increase in operating expenses is mainly attributable to the rise in sales and marketing expenses and general and administrative expenses, while the year-over-year increase in operating expenses was primarily a result of continued R&D and sales and marketing infrastructure expansion to accelerate our business growth.

Research and product development expenses for the first quarter 2008 were RMB11.8 million (US$1.7 million), a decrease of 9.4% from RMB13.1 million in the previous quarter, and up 254.3% from RMB3.3 million in the first quarter 2007. The sequential decrease in R&D expenses is mainly attributable to a decrease of RMB1.0 million in the share-based compensation expenses due to the accelerated amortization method. The year-over-year increase resulted from the hiring of additional senior game architects and engineers to further strengthen our R&D capabilities to enrich our game designs and generate innovative game ideas.

Sales and marketing expenses were RMB64.9 million (US$9.3 million), an increase of 11.9% from RMB58.0 million in the previous quarter and up 136.5% from RMB27.4 million in the first quarter 2007. We expanded our liaison personnel from approximately 2,500 as of December 31, 2007 to over 3,000 as of March 31, 2008 as part of our strategy to accelerate our marketing campaigns aimed at increasing penetration in China’s medium and small cities. We also increased our advertising initiatives to support our sales and marketing efforts to promote the open beta launch of our new game Giant Online.

General and administrative expenses for the quarter were RMB28.1 million (US$4.0 million), representing a sequential increase of 22.7% from RMB22.9 million. The sequential rise and the year-over-year increase of general and administrative expenses were mainly attributable to the expansion of managerial personnel focusing on strategic management, accounting and finance.

Income Tax Expense. Income tax expense for the first quarter 2008 was RMB40.0 million (US$5.7 million).

Net Income. Net income for the first quarter 2008 was RMB338.7 million (US$48.3 million), a year-over-year increase of 36.5% from RMB248.1 million, and a sequential increase of 1.5% from RMB333.8 million. Net income margin was down slightly to 71.8% for the first quarter 2008, as compared to 78.2% in the first quarter 2007 and 76.8% in the preceding quarter. The lower rate of net income growth compared to previous quarters and the decrease in net margin were mainly attributed to the occurrence of income tax expenses in the first quarter 2008.

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Cash and Cash Equivalents. Cash and cash equivalents as of March 31, 2008 fell to RMB5,835.0 million (US$832.1 million) from RMB7,295.5 million as of December 31, 2007. This significant decrease was mainly used to fund the repurchase of US$200 million of our ADS.

Business Highlights and Outlook

ZT Online—As social networking communities converge with online games, we completed the roll out of the new ZT Online expansion pack, Neighboring Friends, in January to meet this trend. This expansion pack allows gamers from the same neighborhood to gather in the same shard, creating opportunities to develop real-life relationships between gamers. Due to the in-game community expanding from online to offline, Neighboring Friends has helped the popularity of ZT Online grow and reach a record high of over 1.5 million PCU in the first quarter 2008. Our team is actively engaged in preparing our next expansion pack, which will incorporate real time strategy gameplay, more micromanagement in battles, and innovative roles and skills. Additional in-game relationships and more teamplay opportunities will further focus on community building. We expect to launch the next expansion pack at the end of the second quarter 2008.

Giant Online—We launched open beta testing of Giant Online, the Company’s second internally developed game, at the end of the first quarter 2008. Giant Online was designed from the beginning with gamers’ feedback in mind. Every aspect of the game, from its modern military theme to the inclusion of a wide variety of casual game components, was developed by analyzing and incorporating commentary from gamers. During the closed beta process, we continued to receive gamers’ feedback, analyzed their concerns, and turned their opinions into revisions or new features. As a result, the open beta launch of Giant Online, which reached a PCU of over 237,000 on the first day of its launch, achieved an even higher PCU than that of ZT Online during its open beta launch in April 2006.

King of Kings III—King of Kings III, a 3D free-to-play medieval magical MMORPG, is currently undergoing engineering testing for various gameplay elements in Taiwan. Features such as the battle interface, role balancing and questing system are being individually tested. We formed an in-house development team and recruited high level managers in Shanghai to collaborate with the developers in Taiwan to localize the game for mainland China. We plan to begin closed beta testing in China in the fourth quarter 2008, and open beta testing in early 2009.

Empire of Sports—Empire of Sports is a 3D MMORPG featuring a wide range of sporting events. At the end of the first quarter 2008, the developers, Switzerland-based Empire of Sports Ltd., began a European Private Launch initially limited to 5,000 players. The developers expect to progressively enlarge the number of players to 50,000 in six months and to unlock additional features on a regular basis. The developers and our internal development team are currently adapting the game for the Greater China market. We expect to launch the game in China in the second half 2008.

Second Quarter 2008 Guidance—Based on the current outlook, Giant expects to generate total net revenues for the second quarter in the range of RMB495 million to RMB505 million.

FOR IMMEDIATE RELEASE

Conference Call

Giant’s senior management will host a conference call on Friday, May 16, 2008 at 8:00 am (US Eastern Standard Time) / 5:00 am (US Pacific Standard Time) / 8:00 pm (Beijing Time) to discuss its 2008 first quarter financial results and recent business activity. The conference call may be accessed by calling +1 (866) 510-0704 (for callers in the US), +86 10 800 130 0399 (for callers in China) or +1 (617) 597-5362 (for callers outside of the US and China) and entering pass code 24395264.

A live webcast of the conference call and replay will be available on the investor relations page of Giant Interactive Group’s website at http://www.ga-me.com/earningsannouncements.php.

Currency Convenience Translation

This release contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB7.012, which was the noon buying rate as of March 31, 2008 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all.

Use of Non-GAAP Financial Measures

Giant has reported for the first quarter 2008 net income on a non-GAAP basis excluding non-cash share-based compensation. Giant believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Giant and when planning and forecasting future periods. Giant computes its non-GAAP financial measures using the same consistent method from quarter to quarter.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information.

FOR IMMEDIATE RELEASE

The table below sets forth the reconciliation of GAAP measures to non-GAAP measures for the indicated periods:

Giant Interactive Group, Inc.

Reconciliation of GAAP to Non-GAAP (Unaudited)

	Three months ended
	March 31, 2007	December 31, 2007	March 31, 2008	March 31, 2008
	(RMB)	(RMB)	(RMB)	(US$)
GAAP net income:	248,081,193	333,804,425	338,652,208	48,296,094

Share-based compensation	2,449,822	13,515,602	12,164,018	1,734,743
Non-GAAP net income:	250,531,015	347,320,027	350,816,226	50,030,837

Non-GAAP earnings per share:

Basic	1.25	1.44	1.43	0.20
Diluted	1.25	1.39	1.38	0.20

Weighted average ordinary shares:

Basic	200,000,000	240,379,692	244,556,746	244,556,746
Diluted	200,589,139	250,120,341	253,845,788	253,845,788

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is one of China’s leading online game developers and operators in terms of revenues, focusing on massively multiplayer online role playing games. Giant's first game, ZT Online, was voted the most popular online game in China in 2006 according to the International Data Corporation. The Company’s second game, Giant Online, entered into open beta testing on March 28, 2008. Giant has two additional online games that it intends to launch, including King of Kings III and Empire of Sports. Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games, which as of March 31, 2008 consisted of over 270 distributors, and reached over 116,500 retail outlets, including internet cafes, software stores, supermarkets, bookstores, newspaper stands, and convenience stores located throughout China. For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

Safe Harbor Statement

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include our anticipated revenue for the second quarter 2008, our continued efforts to successfully develop and launch our new games and expand our distribution and

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marketing network, anticipated success of our ZT Online expansion packs, our ability to successfully operate ZT Online PTP and Giant Online, commercially launch and operate King of Kings III and Empire of Sports and our ability to continue to grow our business and build long-term shareholder value. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among the factors that could cause our actual results to differ from what we currently anticipate may include our ability to develop, purchase or license additional online games that are attractive to our players, our ability to develop and successfully launch expansion packs for our online games, our dependence on one online game, which currently accounts for the majority of our historical net revenues, our ability to respond to competition, our need to implement and maintain effective internal control over financial reporting, our limited operating history and unproven long-term potential of our online game business model and our uncertainties with respect to the PRC legal and regulatory environments. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our prospectus filed with the Securities and Exchange Commission on November 1, 2007, and is available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 12 of our prospectus. Our actual results of operations for the first quarter 2008 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Contacts:

Investor Contact: Eric He, CFO Giant Interactive Group Inc. +86 21 6451 5001	Investor Relations (US): Mahmoud Siddig, Director Taylor Rafferty +1 (212)889-4350

Investor Relations (HK): Ruby Yim, Managing Director Taylor Rafferty +852 3196 3712	Media Contact: John Dudzinsky, Director Taylor Rafferty +1 (212)889-4350

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED CONDENSED BALANCE SHEETS

	Unaudited March 31 2007	Unaudited December 31 2007	Unaudited March 31 2008	Unaudited March 31 2008
	(RMB)	(RMB)	(RMB)	(US$)
ASSETS
Current assets:
Cash and cash equivalents	204,992,082	7,295,469,843	5,834,952,767	832,138,158
Prepayments and other current assets	16,708,418	40,721,896	53,169,914	7,582,703
Due from related parties	504,481,987	6,005,661	6,329,175	902,621
Inventories	364,351	385,876	633,452	90,338
Deferred tax assets	8,806,103	30,911,888	44,510,716	6,347,792
Short-term investments	—	—	210,570,000	30,029,949

Total current assets	735,352,941	7,373,495,164	6,150,166,024	877,091,561

Non-current assets:
Property and equipment, net	55,293,625	127,631,269	139,395,182	19,879,518
Intangible assets, net	4,358,068	86,589,305	86,544,887	12,342,397
Long-term deposits	10,600	7,600	—	—
Total non-current assets	59,662,293	214,228,174	225,940,069	32,221,915

Total assets	795,015,234	7,587,723,338	6,376,106,093	909,313,476

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payables and accrued expenses	42,822,139	191,301,964	71,648,711	10,218,014
Due to a related party	2,472,574	13,710,697	—	—
Tax payable	—	—	52,872,231	7,540,250
Advance from distributors	55,310,264	127,805,262	74,783,911	10,665,133
Deferred revenue	165,242,528	324,970,643	399,712,872	57,004,117
Dividends payable	—	593,498,287	571,075,107	81,442,542
Unrecognized tax benefits	8,806,103	30,911,888	30,911,888	4,408,427

Total current liabilities	274,653,608	1,282,198,741	1,201,004,720	171,278,483

Non-current liabilities:
Long-term loans	15,916,448	—	—	—

Total liabilities	290,570,056	1,282,198,741	1,201,004,720	171,278,483

Commitments and contingencies
Shareholders’ equity
Ordinary shares (par value US$0.0000002 per share; 258,670,626 shares issued and 257,241,526 shares outstanding at December 31, 2007 and 258,670,626 shares issued and 239,757,426 shares outstanding at March 31, 2008)	318	411	411	59
Additional paid-in capital	52,755,587	5,928,533,055	5,940,697,073	847,218,634
Statutory reserves	43,890,273	43,890,273	43,890,273	6,259,309
Accumulated other comprehensive income	297,207	(51,781,427)	(212,947,338)	(30,368,987)
Retained earnings	407,501,793	511,416,766	850,068,974	121,230,601
Treasury stock	—	(126,534,481)	(1,446,608,020)	(206,304,623)

Total shareholders’ equity	504,445,178	6,305,524,597	5,175,101,373	738,034,993

Total liabilities and shareholders’ equity	795,015,234	7,587,723,338	6,376,106,093	909,313,476

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended
	March 31 2007	December 31 2007	March 31 2008	March 31 2008
	(RMB)	(RMB)	(RMB)	(US$)
Net revenue:
Online game	315,342,388	433,573,662	470,222,925	67,059,744
Overseas licensing revenue	1,882,392	1,268,676	1,367,439	195,014

Total net revenue	317,224,780	434,842,338	471,590,364	67,254,758
Cost of services	(27,984,994)	(62,034,460)	(50,799,032)	(7,244,585)

Gross profit	289,239,786	372,807,878	420,791,332	60,010,173

Operating (expenses) income:
Research and product development expenses	(3,338,872)	(13,061,962)	(11,828,715)	(1,686,925)
Sales and marketing expenses	(27,424,585)	(57,958,676)	(64,871,743)	(9,251,532)
General and administrative expenses	(10,913,804)	(22,913,536)	(28,114,689)	(4,009,510)
Government financial incentives	—	—	5,000,000	713,063

Total operating expenses	(41,677,261)	(93,934,174)	(99,815,147)	(14,234,904)

Income from operations	247,562,525	278,873,704	320,976,185	45,775,269

Interest income	492,838	51,948,504	53,763,142	7,667,305
Other income	25,830	420,217	2,602,967	371,216
Investment income	—	2,562,000	1,171,241	167,034

Income before income tax expenses	248,081,193	333,804,425	378,513,535	53,980,824
Income tax expenses	—	—	(39,861,327)	(5,684,730)

Net income	248,081,193	333,804,425	338,652,208	48,296,094

Other comprehensive income
Foreign currency translation	151,302	(54,178,614)	(161,165,911)	(22,984,300)

Comprehensive income	248,232,495	279,625,811	177,486,297	25,311,794

Earnings per share:

Basic	1.24	1.39	1.38	0.20
Diluted	1.24	1.33	1.33	0.19

Weighted average ordinary shares:

Basic	200,000,000	240,379,692	244,556,746	244,556,746
Diluted	200,589,139	250,120,341	253,845,788	253,845,788